UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2005

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 002-26821



       A.  Full Title of Plan:
            Hartmann Employee Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements:

 Statements of Net Assets Available for Benefits,
    Years Ended December 31, 2005 and 2004                            3

 Statements of Changes in Net Assets Available for Benefits
    Years Ended December 31, 2005 and 2004                            4

Notes to Financial Statements                                        5-11

Supplemental Schedule

 Form 5500 Schedule H, Line 4i -
    Schedule of Assets (Held at End of Year), December 31, 2005      12

Signatures                                                           13

Consent of Independent Registered Public Accounting Firm             14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Hartmann Employee Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hartmann Employee Savings and Investment Plan (the Plan) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    June 29, 2006

                  Hartmann Employee Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

                                                          2005                                            2004
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value
   Mutual funds                       $ 4,758,224         $  17,984    $ 4,776,208    $ 4,439,012         $  17,476     $ 4,456,488
   Common collective trust fund         2,496,739             --         2,496,739      2,615,007             --          2,615,007
   Brown-Forman Corporation
    Class B common stock                  268,659           451,262        719,921        155,174           332,595         487,769
   Loan to participants                   207,970             --           207,970        221,778             --            221,778
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        7,731,592           469,246      8,200,838      7,430,971           350,071       7,781,042

Employers' contributions receivable        40,880             --            40,880         46,261             --             46,261
Employees' contributions receivable        14,347             --            14,347         13,162             --             13,162
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $ 7,786,819         $ 469,246    $ 8,256,065    $ 7,490,394         $ 350,071     $ 7,840,465
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
           Statements of Changes in Net Assets Available for Benefits
                   Years Ended December 31, 2005 and 2004

                                                          2005                                            2004
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions
   Contributions
      Employer                        $   165,216             --       $   165,216    $   163,226             --        $   163,226
      Employee                            369,089             --           369,089        331,118             --            331,118
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                          534,305             --           534,305        494,344             --            494,344

   Interest income                        125,716             --           125,716        137,385             --            137,385
   Dividend income                         44,855          $  6,969         51,824         41,724          $  6,572          48,296
   Net appreciation in fair value
    of investments                        382,703           133,136        515,839        358,813            13,457         372,270
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                   1,087,579           140,105      1,227,684      1,032,266            20,029       1,052,295
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions
   Withdrawals by participants            788,205            20,810        809,015        539,746            65,866         605,612
   Administrative expenses                  2,949               120          3,069          3,107               155           3,262
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                    791,154            20,930        812,084        542,853            66,021         608,874
                                      -----------    --------------    -----------    -----------    --------------     -----------

Net increase (decrease)                   296,425           119,175        415,600        489,413          (45,992)         443,421

Net assets available for benefits
   Beginning of year                    7,490,394           350,071      7,840,465      7,000,981           396,063       7,397,044
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $ 7,786,819          $469,246    $ 8,256,065    $ 7,490,394          $350,071     $ 7,840,465
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 2005 and 2004

 1.    Description of Plan

       The sponsor of the Hartmann Employee Savings and Investment Plan
       (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       General

       The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of Hartmann Luggage Company (the Company). An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation. Highly compensated employees may contribute between 1% and 15% of their annual compensation. Effective January 1, 2006, highly compensated employees may contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) of the Internal Revenue Code (the IRC) limitation for the calendar year of $14,000 and $13,000 for 2005 and 2004, respectively. New employees may transfer assets from their former employers' qualified plans to the Plan.

       Elegible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount from 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

       Participants are eligible to receive Company matching contributions beginning on the first day of the month following completion of one year of service. For non-retail employees, the Company's matching contribution is equal to 75% of the participant's elective deferral for the first 5% of the participant's annual compensation. For retail employees, the Company's matching contribution is equal to 50% of the participant's elective deferral for the first 2% of annual compensation and an additional 25% of the remainder of the participant's elective deferral up to 10% of annual compensation.

       The Company also makes a Company Retirement (CORE) contribution to each salaried employee of the retail division who is employed on the last day of the plan year, except those employees at the plant location in Lebanon, Tennessee, in an amount equal to 3% of the employee's eligible compensation during the year.

       Each participant's account is credited with the participant's contribution on a semi-monthly basis (on a monthly basis prior to November 15, 2004) and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis, and (iii) the CORE contribution on an annual basis. Effective March 20, 2006, participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company.

       Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

       Paysop Fund

       This nonparticipant directed fund consists of company contributions of Class B nonvoting common stock of Brown-Forman Corporation.
       Contributions for any plan year were limited to one-half of one percent of the annual compensation of all employees covered by the Plan;
       however, the Company is no longer contributing to this fund. This fund will be eliminated when all stock allocated to participants is withdrawn.

       Vesting

       Participants are immediately vested in their employee contributions plus actual earnings thereon. An employee becomes 100% vested in the CORE contribution after five years of service with the Company. Vesting in the Company's contributions and earning thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

       Withdrawals

       Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Prior to March 28, 2005, if the vested account balance was less than $5,000, a lump sum distribution was made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

       Withdrawals of the Paysop Fund benefits can be made in cash or a single payment of the related common stock. If payment in common stock is elected, fractional shares are paid in cash.

       Participant Loans

       A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

       Forfeited Accounts

       Balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $4,849 and $160 for 2005 and 2004, respectively. Also in 2005 and 2004, $3,500 and $2,400, respectively, from forfeited nonvested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce Company contributions.

 2.    Summary of Significant Accounting Policies

       Basis of Accounting

       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investment Valuation and Income Recognition

       The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and the common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

       The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Management Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

       Payment of Benefits

       Benefits are recorded when paid.

 3.    Investments

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2005                              2004
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

       Investments at fair value:
          Fidelity Magellan Fund                 10,525     $ 1,120,257            11,212     $ 1,163,678
          Fidelity Equity-Income Fund            13,395         706,992            13,067         689,694
          Fidelity Growth Company Fund           13,576         863,813            13,996         784,730
          Fidelity Retirement Money
           Market Portfolio                     436,213         436,213           397,718         397,718
          Managed Income Portfolio            2,496,739       2,496,739         2,615,007       2,615,007
          Brown-Forman Corporation Class B
           Common Stock Fund                     11,909         268,659             9,735         155,174
          Other investments                      79,754       1,856,903            67,272       1,642,446
                                                             ----------                        ----------
                                                              7,749,576                         7,448,447

       Common stock:
          Brown-Forman Corporation
           Class B common stock*                 20,003         451,262            20,865         332,595
                                                             ----------                        ----------
                                                            $ 8,200,838                       $ 7,781,042
                                                             ==========                        ==========
          *Nonparticipant directed

       During 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

                                               2005                2004
                                            ----------          ----------
       Participant directed:
          Mutual funds                      $  307,472          $  353,000
          Brown-Forman Corporation
           Class B Common Stock Fund            75,231               5,813
                                            ----------          ----------
                                               382,703             358,813
       Nonparticipant directed:
          Brown-Forman Corporation
           Class B common stock                133,136              13,457
                                            ----------          ----------
            Total                           $  515,839          $  372,270
                                            ==========          ==========

 4.    Tax Status

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

 5.    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

 6.    Related Party Transactions

       Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administration fees for loans continue to be allocated to the participants accounts. Administrative expenses of $3,069 and $3,262 in 2005 and 2004, respectively, were allocated to participants' accounts.

       Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. Purchases of 3,768 units for $69,020, and sales of 2,457 units for $45,236 were made during 2005. Purchases of 5,617 units for $86,160, and sales of 5,232 units for $80,264 were made during 2004. Dividends of $9,854 and $8,092 were received on Company units for the years ending December 31, 2005 and 2004, respectively.

 4.    Risks and Uncertainties

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                  Hartmann Employee Savings and Investment Plan
                            Plan #018 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2005


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,                       Current
  Lessor or Similar Party          Collateral, Par or Maturity Value          Cost         Value
----------------------------      -----------------------------------       --------    -----------

Janus Enterprise Fund               8,915 Mutual fund shares                   --       $   373,657
PIMCO Total Return Fund            23,044 Mutual fund shares                   --           241,964
Royce Low Priced Stock Fund         3,124 Mutual fund shares                   --            48,521
Fidelity Magellan Fund*            10,525 Mutual fund shares                   --         1,120,257
Fidelity Equity-Income Fund*       13,395 Mutual fund shares                   --           706,992
Fidelity Growth Company Fund*      13,576 Mutual fund shares                   --           863,813
Fidelity Low Priced Stock Fund*     5,543 Mutual fund shares                   --           226,394
Fidelity Diversified
 International Fund*               11,060 Mutual fund shares                   --           359,895
Fidelity Freedom Income*            1,142 Mutual fund shares                   --            12,979
Fidelity Freedom 2000*                512 Mutual fund shares                   --             6,256
Fidelity Freedom 2010*              2,135 Mutual fund shares                   --            29,995
Fidelity Freedom 2020*              1,223 Mutual fund shares                   --            17,985
Fidelity Freedom 2030*                680 Mutual fund shares                   --            10,211
Fidelity Freedom 2040*              1,060 Mutual fund shares                   --             9,360
Fidelity Freedom 2005*              2,292 Mutual fund shares                   --            25,484
Fidelity Freedom 2015*             14,477 Mutual fund shares                   --           167,215
Fidelity Freedom 2025*              1,396 Mutual fund shares                   --            16,699
Fidelity Freedom 2035*              1,153 Mutual fund shares                   --            14,103
Fidelity Retirement Money         418,229 Mutual fund shares
 Market Portfolio*                                                             --           418,229
Fidelity Retirement Money          17,984 Mutual fund shares
 Market Portfolio*                                                          $ 17,984         17,984
Managed Income Portfolio*       2,496,739 Common collective trust fund,
                                           variable rate and maturity          --         2,496,739
Spartan U.S. Equity Index           1,998 Mutual fund shares
 Fund*                                                                         --            88,215
Brown-Forman Corporation           11,909 Class B common stock fund units      --           268,659
 Class B Common Stock Fund*
Brown-Forman Corporation           20,003 Class B common stock fund shares   311,518        451,262
 Class B Common Stock*
Participant loans*              Loans, interest rates ranging from 6.5% to
                                           7.75%, various maturity rate        --           207,970
                                                                                        -----------
                                                                                        $ 8,200,838
                                                                                        ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmann Employee Savings and Investment Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HARTMANN EMPLOYEE SAVINGS AND INVESTMENT PLAN

BY:



/s/ Bruce Cote
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
HR Employee Services
Brown-Forman Corporation


June 29, 2006

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-74567) of Brown-Forman Corporation of our report dated June 29, 2006 relating to the financial statements and supplemental schedule of the Hartmann Employee Savings and Investment Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2006
                                       14